
ALLIED GOLD LIMITED

Media Release

SIMBERI, PNG EXPANSION STUDIES ON TRACK TO DELIVER IN EXCESS OF 200,000OZ OF PRODUCTION

100,000 ozpa sulphide expansion study progressing
Highly encouraging drilling results at Pigiput
Pigibo prospects Reserve upgrade due in March Quarter

Allied Gold Limited has released details of diamond core drilling from the Pigiput deposit at the Simberi gold mine in Papua New Guinea. The drilling is part of an ongoing 17,000m programme which is nearing completion. A resource/reserve upgrade will follow, underpinning a minimum 100,000oz per annum sulphide expansion pre-feasibility study which is due in coming months.

The announcement released on 21 January 2010 details the drilling results.

Allied Gold Executive Chairman Mark Caruso said today the results were an integral part of the Oxide and Sulphide studies aimed at lifting gold production from the current 75,000 - 80,000ozpa to in excess of 200,000 ozpa in 2012 from both Simberi's oxide and sulphide ore open-pit sources.

"Today's drilling results, particularly the recent result from SD068 which include a down hole intercept of 314m from 2.82g/t gold from 70m, continue to highlight the grade and depth potential of the Simberi mine and its associated satellite deposits of Pigiput and Pigibo," Mr Caruso said.

"A point that should not be lost is that the Oxide and Sulphide mineralisation remains open and there is no doubt that the current 4.7moz resource will be increased substantially. We are in the right address in geological setting to find gold. We probably have a global resource which sits somewhere between 5-10moz on Simberi alone".

"The key to increasing production at Simberi is the oxide optimisation currently underway, and the sulphide expansion study which is due in the March quarter."

"The drilling program of the past six months provides the basis for a significant resource upgrade in coming months which will allow us to deliver on our planned increase in production at Simberi. We will continue to dedicate significant exploration funding to unlock the potential of our Papua New Guinea Tabar Island Group exploration leases.

Last year was a very significant year in transforming the Company and with a merger and associated capital raisings complete, we have the balance sheet to expedite our plans for Simberi in Papua New Guinea and Gold Ridge in Solomon Islands. With a resource base of 6.7moz and growing, we have all the inputs to increase our production to in excess of 300,000ozpa in the very near term and over a sustainable mine life of 10 years" he said.

For more details please contact

Mr Mark Caruso	Executive Chairman	08 9356 2776
Mr Frank Terranova	Chief Financial Officer	07 3252 5911
Simon Jemison	Collins Street Media	03 9224 5319